

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Mr. Antonio Care
Chief Executive Officer
Tire International Environmental Solutions, Inc
1620 Cypress Garden Road
Moncks Corner, SC 29461

    Re: **Tire International Environmental Solutions, Inc**
           Form 10-K for Nine Months Ended
           September 30, 2010
           Filed February 24, 2011
           File No. 000-28323

Dear Mr. Care:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Nine months Ended September 30, 2010

Report of Independent Registered Public Accounting Firm, page F-3

1. We note the date of the audit report, March 29, 2010, precedes the period referenced in the audit report, September 30, 2010. Please advise your independent accountant to revise their report to address this issue and amend your Form 10-K accordingly.

Forms 10-Q for Periods Ended December 31, 2010 and March 31, 2011

Section 302 and 906 Certifications

2. Please amend your Forms 10-Q to include Sections 302 and 906 certifications in accordance with Item 601 of Regulation S-K.

Form 10-Q for Period Ended March 31, 2011

Item 4T. Controls and Procedures

Evaluation of Controls and Procedures and Changes in Internal Controls, page 24

3. We note the disclosures here relates to quarter ended December 31, 2010. Please revise to include (i) your conclusion on your disclosures controls and procedures as of March 31, 2011 and (ii) changes in internal controls during the quarterly period ended March 31, 2011. Refer to Items 307 and 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services